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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                                (AMENDMENT NO. 5)



                              QUALITY DINING, INC.
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                                (Name of Issuer)


      COMMON STOCK, WITHOUT PAR VALUE                74756P 10 5
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   (Title of class of securities                    (CUSIP number)

                             DAVID E. ZELTNER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                               NEW YORK, NY 10153
                                 (212) 310-8000
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 (Name, address and telephone number of person authorized to receive notices and communications)

                                SEPTEMBER 3, 1997
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             (Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].



Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                          Continued on Following Pages
                               Page 1 of 9 Pages


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

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CUSIP No. 74756P 10 5                13D                            Page 2 of 9
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1            NAME OF REPORTING PERSON:                           NORDAHL L. BRUE

             S.S. OR I.R.S. IDENTIFICATION NO.
             OF ABOVE PERSON:
- --------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (A) [X]
                                                                        (B) [_]
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3            SEC USE ONLY

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4            SOURCE OF FUNDS:                           00

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5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [_]
             PURSUANT TO ITEM 2(d) OR 2(e):
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6            CITIZENSHIP OR PLACE OF                   UNITED STATES OF AMERICA
             ORGANIZATION:

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   NUMBER OF                  7       SOLE VOTING POWER:             2,149,625*
     SHARES
                         -------------------------------------------------------
  BENEFICIALLY                8       SHARED VOTING POWER:                  0
    OWNED BY
                         -------------------------------------------------------
      EACH                    9       SOLE DISPOSITIVE POWER:        2,149,625*
   REPORTING
                         -------------------------------------------------------
  PERSON WITH                 10      SHARED DISPOSITIVE POWER:              0

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11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY                  2,149,625*
             REPORTING PERSON:

- --------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [_]
             CERTAIN SHARES:

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13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):          12.7%

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14           TYPE OF REPORTING PERSON:                                      IN

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*Includes 2,586 shares which Mr. Brue holds as custodian for his minor child.

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CUSIP No. 74756P 10 5               13D                            Page 3 of 9
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 1            NAME OF REPORTING PERSON:                     MICHAEL J. DRESSELL

              S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON:
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 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (A) [X]
                                                                        (B) [_]
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 3            SEC USE ONLY

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 4            SOURCE OF FUNDS:                         00

- --------------------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [_]
              PURSUANT TO ITEM 2(d) OR 2(e):
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 6            CITIZENSHIP OR PLACE OF                   UNITED STATES OF AMERICA
              ORGANIZATION:

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    NUMBER OF                  7       SOLE VOTING POWER:             2,163,701
      SHARES
                          ------------------------------------------------------
   BENEFICIALLY                8       SHARED VOTING POWER:               0
     OWNED BY
                          ------------------------------------------------------
       EACH                    9       SOLE DISPOSITIVE POWER:        2,163,701
    REPORTING
                          ------------------------------------------------------
   PERSON WITH                 10      SHARED DISPOSITIVE POWER:          0

- --------------------------------------------------------------------------------
 11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY                  2,163,701
              REPORTING PERSON:

- --------------------------------------------------------------------------------
 12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [_]
              CERTAIN SHARES:

- --------------------------------------------------------------------------------
 13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):          12.8%

- --------------------------------------------------------------------------------
 14           TYPE OF REPORTING PERSON:                                      IN

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

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CUSIP No. 74756P 10 5               13D                            Page 4 of 9
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- --------------------------------------------------------------------------------
 1            NAME OF REPORTING PERSON:                     STEVEN P. SCHONBERG

              S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON:
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 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (A) [X]
                                                                        (B) [_]
- --------------------------------------------------------------------------------
 3            SEC USE ONLY

- --------------------------------------------------------------------------------
 4            SOURCE OF FUNDS:                         00

- --------------------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [_]
              PURSUANT TO ITEM 2(d) OR 2(e):
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 6            CITIZENSHIP OR PLACE OF                  UNITED STATES OF AMERICA
              ORGANIZATION:

- --------------------------------------------------------------------------------
    NUMBER OF                  7       SOLE VOTING POWER:              11,724
      SHARES
                          ------------------------------------------------------
   BENEFICIALLY                8       SHARED VOTING POWER:            0
     OWNED BY
                          ------------------------------------------------------
       EACH                    9       SOLE DISPOSITIVE POWER:         11,724
    REPORTING
                          ------------------------------------------------------
   PERSON WITH                 10      SHARED DISPOSITIVE POWER:       0

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 11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY                   11,724
              REPORTING PERSON:

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 12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [_]
              CERTAIN SHARES:

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 13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    LESS THAN
                                                                     0.1%
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 14           TYPE OF REPORTING PERSON:                                      IN

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

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CUSIP No. 74756P 10 5                              13D            Page 5 of 9
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- --------------------------------------------------------------------------------
 1            NAME OF REPORTING PERSON:                         DAVID T. AUSTIN

              S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON:
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 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (A) [X]
                                                                       (B) [_]
- --------------------------------------------------------------------------------
 3            SEC USE ONLY

- --------------------------------------------------------------------------------
 4            SOURCE OF FUNDS:                           00

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 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [_]
              PURSUANT TO ITEM 2(d) OR 2(e):
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 6            CITIZENSHIP OR PLACE OF                  UNITED STATES OF AMERICA
              ORGANIZATION:

- --------------------------------------------------------------------------------
    NUMBER OF                  7       SOLE VOTING POWER:                  3,809
      SHARES
                          ------------------------------------------------------
   BENEFICIALLY                8       SHARED VOTING POWER:                0
     OWNED BY
                          ------------------------------------------------------
       EACH                    9       SOLE DISPOSITIVE POWER:             3,809
    REPORTING
                          ------------------------------------------------------
   PERSON WITH                 10      SHARED DISPOSITIVE POWER:           0

- --------------------------------------------------------------------------------
 11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY                       3,809
              REPORTING PERSON:

- --------------------------------------------------------------------------------
 12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [_]
              CERTAIN SHARES:

- --------------------------------------------------------------------------------
 13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     LESS THAN
                                                                           0.1%
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 14           TYPE OF REPORTING PERSON:                                      IN

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


                  This Statement amends and supplements the respective Statements on Schedule 13D, as amended (collectively, the "Schedule 13D"), filed with the Securities and Exchange Commission (the "Commission") by each of Nordahl L. Brue ("Brue"), Michael J. Dressell ("Dressell"), David T. Austin ("Austin"), and Steven P. Schonberg (collectively with Brue, Dressell and Austin, the "Reporting Persons") with respect to their beneficial ownership of shares of common stock, without par value (the "Common Stock"), of Quality Dining, Inc., an Indiana corporation (the "Company"). Except as otherwise provided herein, capitalized terms used in this Statement shall have the meanings ascribed to them in the Schedule 13D prior to this amendment.


Item 4.           Purpose of Transaction.
                  ----------------------

                  On September 3, 1997, Brue and Dressell (collectively, the "Holders") entered into a Share Exchange Agreement (the "Exchange Agreement") with the Company and Bruegger's Corporation, a Delaware corporation and wholly-owned subsidiary of the Company ("Bruegger's"), pursuant to which, upon the terms and subject to the conditions set forth in the Exchange Agreement, the Holders will exchange (the "Exchange") 4,310,740 shares of Common Stock owned by them for all of the issued and outstanding shares of capital stock of Bruegger's and, in connection therewith, the Holders have agreed that at the closing of the Exchange, Bruegger's will repay an aggregate of $16 million of intercompany indebtedness owed by Bruegger's to the Company and Bruegger's will issue to the Company a subordinated promissory note in the original principal amount of $10 million (the "Subordinated Promissory Note"), which will bear interest at the rate of 12% per annum and will mature and be payable on the seventh anniversary of the closing of the Exchange. In addition, LETHE LLC, a Delaware limited liability company established by the Holders and certain of their affiliates ("Lethe"), has entered into an Agreement and Plan of Merger, dated as of August 22, 1997 (the "Subsidiaries Merger Agreement" and, together with the Exchange Agreement, the "Agreements"), with the Company and Bagel Disposition Corporation, a Delaware corporation and wholly-owned subsidiary of the Company ("BDC"), pursuant to which, concurrently with the closing of the Exchange, BDC will be merged with and into Lethe (the "Merger" and, together with the Exchange, the "Transactions"). Pursuant to the Subsidiaries Merger Agreement, prior to the Merger, Best Bagels, Inc., Bagel Acquisition Corporation, Mohold Franchise Corporation and Mohold, Inc., each a subsidiary of the Company engaged in the Bagel Business, will be merged with and into BDC so that, pursuant to the Merger, Lethe will acquire and succeed to the respective business of each of such companies. In consideration of the Merger, Lethe will pay to the Company an aggregate of $4 million in cash.

                  Pursuant to the Agreements, the parties have made various representations and warranties and have agreed to provide certain indemnification to the other party or parties thereto. In addition, at the closing of the Transactions Brue, Dressell and Austin will resign from the Board of Directors of the Company.

                  Consummation of the Transactions is subject to the prior satisfaction of certain conditions including, among other things, (i) expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) approval of the Transactions by the Company's senior lenders and (iii) receipt by the Holders and Lethe of financing pursuant to a certain commitment letter issued by BankBoston, N.A.

                  Except as amended hereby, the Schedule 13D as in effect prior to this amendment remains unchanged.


Item 6.           Contracts, Arrangements, Understandings or
                  Relationships With Respect to Securities of the Issuer.
                  ------------------------------------------------------

                  The information set forth in response to Item 4 above is incorporated herein by reference.


Item 7.           Material To Be Filed As Exhibits.
                  --------------------------------


   1. Share Exchange Agreement, by and among Quality Dining, Inc., Bruegger's Corporation, Nordahl L. Brue and Michael J. Dressell, dated as of September 3, 1997.

   2.       Agreement and Plan of Merger, by and among Quality
            Dining, Inc., Bagel Disposition Corporation and LETHE
            LLC, dated as of September 3, 1997.

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                                   SIGNATURES
                                   ----------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 4, 1997


                                                    By: /s/ Nordahl L. Brue
                                                            --------------------
                                                            Nordahl L. Brue

                                                    By: /s/ Michael J. Dressell
                                                            --------------------
                                                            Michael J. Dressell

                                                    By: /s/ Steven P. Schonberg
                                                            --------------------
                                                            Steven P. Schonberg

                                                    By: /s/ David T. Austin
                                                            --------------------
                                                            David T. Austin

                                 EXHIBIT INDEX

   1. Share Exchange Agreement, by and among Quality Dining, Inc., Bruegger's Corporation, Nordahl L. Brue and Michael J. Dressell, dated as of September 3, 1997.

   2.       Agreement and Plan of Merger, by and among Quality
            Dining, Inc., Bagel Disposition Corporation and LETHE
            LLC, dated as of September 3, 1997.